SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to ________

Commission file number 1-6262

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BP EMPLOYEE SAVINGS PLAN
BP CAPITAL ACCUMULATION PLAN
BP PARTNERSHIP SAVINGS PLAN
BP DIRECTSAVE PLAN

501 Westlake Park Boulevard
Houston, Texas 77079

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BP p.l.c.
1 St. James’s Square
London SW1Y 4PD England

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Investment Oversight Committee
of BP Corporation North America Inc.

We have audited each of the accompanying statements of net assets available for benefits of the BP selected employee savings plans (as listed on pages 2 through 3) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for each plan for the year ended December 31, 2009. These financial statements are the responsibility of the Plans’ management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plans’ internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements for each of the plans referred to above present fairly, in all material respects, the net assets available for benefits of each plan at December 31, 2009 and 2008, and the changes in their net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements for each plan taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 and the schedule of delinquent participant contributions for the year ended December 31, 2009 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plans’ management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements for each plan and, in our opinion, are fairly stated in all material respects in relation to the financial statements for each plan taken as a whole.

/s/ Ernst & Young LLP

Houston, Texas
June 16, 2010

EIN 36-1812780

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009
thousands of dollars

	BP Employee Savings Plan (Plan No. 001)	BP Capital Accumulation Plan (Plan No. 059)	BP Partnership Savings Plan (Plan No. 051)	BP DirectSave Plan (Plan No. 052)

Investment in the BP Master Trust for Employee Savings Plans	$8,135,765	$120,758	$13,240	$2,642

Participant loans	93,451	8,297	181	-

Net assets reflecting investments at fair value	8,229,216	129,055	13,421	2,642

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	11,494	5	15	11

Net assets available for benefits	$8,240,710	$129,060	$13,436	$2,653

The accompanying notes are an integral part of these statements.

EIN 36-1812780

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008
thousands of dollars

	BP Employee Savings Plan (Plan No. 001)	BP Capital Accumulation Plan (Plan No. 059)	BP Partnership Savings Plan (Plan No. 051)	BP DirectSave Plan (Plan No. 052)

Investment in the BP Master Trust for Employee Savings Plans	$6,910,658	$93,334	$14,481	$3,135

Participant loans	88,726	8,026	775	-

Net assets reflecting investments at fair value	6,999,384	101,360	15,256	3,135

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	56,823	23	114	57

Net assets available for benefits	$7,056,207	$101,383	$15,370	$3,192

The accompanying notes are an integral part of these statements.

EIN 36-1812780

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2009
thousands of dollars

	BP Employee Savings Plan (Plan No. 001)	BP Capital Accumulation Plan (Plan No. 059)	BP Partnership Savings Plan (Plan No. 051)	BP DirectSave Plan (Plan No. 052)
Additions of assets attributed to:
Participant contributions	$283,302	$3,919	$528	$128
Company contributions	177,881	2,400	222	27
Rollover contributions	163,547	25	91	4
Transfer of assets from other BP affiliated savings plans	11	-	3	-
Interest on participant loans	6,099	486	36	-
Net investment gain – BP Master
Trust for Employee Savings Plans	1,642,043	28,963	2,372	390
Total additions	2,272,883	35,793	3,252	549

Deductions of assets attributed to:
Distributions to participants	1,086,852	8,091	5,170	1,086
Administrative expenses	668	22	5	2
Transfer of assets to other BP affiliated savings plans	860	3	11	-
Total deductions	1,088,380	8,116	5,186	1,088

Net increase (decrease) in net assets during the year	1,184,503	27,677	(1,934)	(539)

Net assets available for benefits
Beginning of year	7,056,207	101,383	15,370	3,192
End of year	$8,240,710	$129,060	$13,436	$2,653

The accompanying notes are an integral part of these statements.

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLANS

The accompanying financial statements comprise the employee savings plans of BP Corporation North America Inc. (the “Company”) that participate in the BP Master Trust for Employee Savings Plan (the “Master Trust”). The Company is an indirect wholly owned subsidiary of BP p.l.c. (“BP”).

The following description of the BP Employee Savings Plan, the BP Capital Accumulation Plan, the BP Partnership Savings Plan and the BP DirectSave Plan (the “Plans”) provides only general information.  Participants should refer to the applicable Plan document for more complete information. The Plans are subject to and comply with the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The purpose of the Plans is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional financial security for their retirement. The Plans provide that both participant contributions and Company matching contributions be held in a trust by an independent trustee for the benefit of participating employees. Except for participant loans, all plan assets are held in the Master Trust. The trustee of the Master Trust is State Street Bank and Trust Company.

Fidelity Investments Institutional Services Company, Inc. is the recordkeeper for the Plans.   The Company is the Plan sponsor and the Company’s Vice President - HR Total Reward, Western Hemisphere is the Plan administrator for the Plans.

General

BP Employee Savings Plan

The BP Employee Savings Plan (“ESP”) was established on July 1, 1955. Generally, an employee of the Company or a participating affiliate is eligible to participate in ESP immediately after date of hire, as long as that employee is not eligible to participate in a separate Company-sponsored defined contribution plan, or the employee is represented by a labor organization that has bargained for and agreed to the provisions of ESP.

Under ESP, participating employees may contribute up to 80% (100% prior to May 1, 2009) of their qualified pay on a pre-tax, after tax and/or Roth 401(k) basis, subject to Internal Revenue Service (“IRS”) limits. Participants who attain age 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. A specified portion of the employee contribution, up to a maximum of 7% of compensation, as defined, is matched by the Company. Participants are permitted to rollover amounts into ESP representing distributions from other qualified plans.

The benefit to which a participant is entitled is the benefit which can be provided by the participant’s vested account balance.  Participants are immediately and fully vested in their participant contribution accounts.  Vesting in Company matching contribution accounts is dependent upon specific criteria as described in the plan document. At December 31, 2009 and 2008, forfeited nonvested accounts totaled $475,032 and $292,188, respectively. ESP may use forfeitures to reduce future Company matching contributions or to pay plan expenses.

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF THE PLANS (continued)

Effective January 1, 2008, assets totaling $12 million were transferred to the BP Solar and Wind Employee Savings Plan, a new plan established for BP Solar International employees. Additional assets of $1 million were transferred during 2009.

BP Capital Accumulation Plan

The BP Capital Accumulation Plan (“CAP”) was established on July 1, 1988. Employees of the Company and its subsidiaries who are represented employees at the Carson, California refinery are eligible to participate in CAP. The plan was frozen to new participants effective January 1, 2002.

Under CAP, participants may contribute up to 27% of their base pay, subject to IRS limits. Participants who attain age 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. The Company makes matching contributions to the participant’s account at 160% of the participant’s pre-tax contribution, up to a maximum Company contribution of 8% of the participant’s base salary. Participants are permitted to rollover amounts into CAP representing distributions from other qualified plans.

All contributions and earnings are immediately vested and nonforfeitable.  The benefit to which a participant is entitled is the benefit which can be provided by the participant’s account balance.

BP Partnership Savings Plan

The BP Partnership Savings Plan (“PSP”) was established on April 1, 1988. Certain salaried employees of the Company who are associated with the Company’s retail operations are eligible to participate in PSP after date of hire. Prior to October 1, 2009, eligibility required the completion of six months of service and the attainment of age 21.

Under PSP, participating employees may contribute up to 80% (100% prior to May 1, 2009) of their qualified pay on a pre-tax, after tax and/or Roth 401(k) basis, subject to IRS limits.  Participants who attain age 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. A specified portion of the employee contribution, up to a maximum of 3% of compensation, as defined, is matched by the Company. Participants are permitted to rollover amounts into PSP representing distributions from other qualified plans.

The benefit to which a participant is entitled is the benefit which can be provided by the participant’s vested account balance.  Participants are immediately and fully vested in their participant contribution accounts.  Vesting in Company matching contribution accounts is dependent upon specific criteria as described in the plan document. At December 31, 2009 and 2008, forfeited nonvested accounts totaled $65,450 and $96,368, respectively. The plan may use forfeitures to reduce future Company matching contributions or to pay plan expenses.  Employees who terminated employment in conjunction with the divestment of the Company-operated retail locations were fully vested.

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF THE PLANS (continued)

BP DirectSave Plan

The BP DirectSave Plan (“DSP”) was established on April 1, 1988.  Employees of the Company and its subsidiaries who are hourly employees at Company-operated retail locations, plane fueling or fuel system operations are eligible to participate in the Plan after the completion of six months of service and the attainment of age 21.   All Company-operated retail locations were divested during 2009. Currently there are no active employees participating in the Plan.

Under DSP, participating employees may contribute up to 80% (100% prior to May 1, 2009) of their qualified pay on a pre-tax, after tax and/or Roth 401(k) basis, subject to IRS limits. Participants who attain age 50 before the end of the applicable year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. Except for eligible employees of Air BP, the Company makes matching contributions to the participant’s account equal to $0.50 for each $1.00 of employee contributions up to 4% of compensation. Participants are permitted to rollover amounts into DSP representing distributions from other qualified plans.

The benefit to which a participant is entitled is the benefit which can be provided by the participant’s vested account balance.  Participants are immediately and fully vested in their participant contribution accounts.  Vesting in Company matching contribution accounts is dependent upon specific criteria as described in the plan document. At December 31, 2009 and 2008, forfeited nonvested accounts totaled $202,976 and $191,413, respectively. DSP may use forfeitures to reduce future Company matching contributions or to pay plan expenses. Employees who terminated employment in conjunction with the divestment of the Company-operated retail locations were fully vested.

Investment Options

Participants may elect to invest in numerous investment options offered under their respective plan. Participants may change the percentage they contribute and the investment direction of their contributions at any time.  Company contributions are made in the form of cash contributions and are invested in funds selected by participants.  Participants may elect to sell any portion of their investment fund(s) and reinvest the proceeds in one or more of the other available investment alternatives. Except where the fund provider, the recordkeeper, or the plan has restrictions or takes discretionary action responsive to frequent trading or market timing concerns, there are no restrictions on the number of transactions a participant may authorize during the year.

Effective September 1, 2009, the investment options offered under the Plans were revised. The revised investment options comprise target date funds, index funds, a short-term investment fund, a stable value fund and the BP stock fund. Several investment options offered will be eliminated. Unless directed otherwise, new participant contributions invested in a discontinued investment option after December 31, 2009 were redirected into an age appropriate target date fund. Participants will have until close of business on August 31, 2010 to transfer balances out of discontinued funds. Balances remaining in a discontinued fund at close of business on August 31, 2010 will be transferred into an age appropriate target date fund.

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF THE PLANS (continued)

Administrative Expenses

All reasonable and necessary administrative expenses are paid out of the Master Trust or paid by the Company.  Generally, fees and expenses related to investment management of each investment option are paid out of the respective funds.  As a result, the returns on those investments are net of the fees and expenses of the managers of those investment options and certain other brokerage commissions, fees and expenses incurred in connection with those investment options.

Payment of Benefits

Participants may elect to receive in-service withdrawals subject to various restrictions as described in the Plan document. Upon termination of employment, subject to a minimum account balance, a participant may elect to receive his or her vested account balance in a lump sum payment or in annual installments. A participant may also elect to defer receipt of his or her vested account balance, partially or wholly, to a later date.

Participant Loans

Except for DSP, participants are eligible to borrow from their account balances in the Plans. Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the total vested participant’s account or $50,000 less the participant’s highest loan balance outstanding during the preceding twelve months.  Interest rates charged on unpaid balances are fixed for the duration of the loan. For ESP and PSP, the interest rate charged is one percent plus the prime rate as reported by The Wall Street Journal on the last business day of the calendar quarter immediately preceding the calendar quarter in which the participant applies for the loan. For CAP, the interest rate charged is the prime rate as reported by The Wall Street Journal on the last business day of the month immediately proceeding the month in which the participant applies for the loan.   Repayment of loan principal and interest is generally made by payroll deductions and credited to the participant’s account.

Plan Termination

The Company reserves the right to amend or terminate the Plans at any time. In the event of termination, participants would be fully vested in their Company matching contributions to the extent they were not previously vested.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting.  The financial statements of the Plans are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates.  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Payment of Benefits.  Benefits are recorded when paid.

Investment Valuation.  All investment assets held by the Master Trust are stated at fair value.  Participant loans held by the Plans are valued at their outstanding balances, which approximates fair value. Further information regarding the valuation techniques used to measure the fair value of investment assets held by the Plans and the Master Trust is included in Fair Value Measurements (Note 6) below.

Subsequent Events.  In accordance with ASC 855, Subsequent Events, management has evaluated subsequent events through the date of this filing.

New Accounting Pronouncements.  In June 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (“ASC”), which is effective for financial statements issued for periods ending after September 15, 2009. The ASC is an aggregation of previously issued authoritative U.S. generally accepted accounting principles (“US GAAP”) in one comprehensive set of guidance organized by subject area. At the effective date, except for rules and interpretive releases of the Securities and Exchange Commission, all accounting literature outside of the ASC is no longer authoritative. In accordance with the ASC, references to previously issued accounting standards have been replaced by ASC references. Subsequent revisions to US GAAP will be incorporated into the ASC through Accounting Standards Updates. As the ASC did not change existing US GAAP, the adoption of the ASC did not affect the Plans’ accounting policies.

In April 2009, the FASB issued guidance regarding the estimation of fair value when the volume and level of activity for an asset or liability have decreased, the identification of transactions that are not orderly and the use of judgment in evaluating the relevance of inputs such as transaction prices. The guidance also expands the disclosure requirements for fair value measurements. The guidance is effective for reporting periods ending after June 15, 2009. Other than the additional financial statement disclosures, the adoption of this guidance did not have a material effect on the Plans’ financial statements.

In September 2009, the FASB issued guidance that permits an entity to measure the fair value of certain investments on the basis of the net asset value per share of the investment (or its equivalent). The guidance requires additional disclosures, by major category of investment, about the attributes of all investments within its scope. The guidance is effective for financial periods ending after December 15, 2009. Other than the additional financial statement disclosures, the adoption of this guidance did not have a material effect on the Plans’ financial statements.

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In May 2009, the FASB issued guidance which establishes a general standard of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The guidance is effective for financial periods ending after June 15, 2009. The adoption of this guidance did not result in any significant change in the Plans’ existing practice of evaluating subsequent events.

In January 2010, the FASB issued guidance that requires additional fair value measurement disclosures and clarifies certain existing disclosures. The guidance requires disclosures about transfers into and out of Levels 1 and 2 of the fair value hierarchy, and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. The guidance also clarifies certain existing fair value disclosures regarding valuation techniques and inputs used to measure fair value and the level of detail fair value disclosures should be presented. The guidance is effective for financial periods beginning after December 15, 2009, except for the disaggregation of the Level 3 activity, which is effective for financial periods beginning after December 15, 2010. Other than the additional financial statement disclosures, the adoption of this guidance is not expected to have a material effect on the Plans’ financial statements.

Reclassification. Certain reclassifications have been made to prior year amounts in order to conform to current year presentation.

3.	INCOME TAX STATUS

The Plans have received determination letters from the IRS (dated as shown below) stating that the Plans are qualified under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation.

Plan	Date
ESP	November 5, 2003
CAP	September 29, 2003
PSP	October 28, 2003
DSP	October 8, 2003

The Plans have been amended or restated since the most recent determination letters. Once qualified, the Plans are required to operate in conformity with the IRC in order to maintain their qualification. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plans’ operations into compliance with the Code. The Plan sponsor reserves the right to make any amendments necessary to maintain the qualification of the Plans and trust.

4.	RISKS AND UNCERTAINTIES

Investment securities held in the Master Trust are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

5.	MASTER TRUST

The purpose of the Master Trust is the collective investment of assets of participating plans.  Each participating plan’s interest in the Master Trust is based on account balances of the participants and their elected investment options.  The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

Investment income and administrative expenses related to the Master Trust are allocated to the individual plans on a daily basis based on each participant’s account balance within each investment fund option.

In order to provide the BP Stock Fund liquidity, the Company has agreed to advance the Master Trust up to $200 million. Amounts borrowed by the Master Trust under the revolving loan facility do not bear interest and are repayable within three days. At December 31, 2009 and 2008, there were no amounts outstanding under the agreement.

The Plans offer a stable value investment option. In connection with this investment option, the Master Trust enters into synthetic guaranteed investment contracts (“synthetic GICs”) that are fully benefit-responsive. The net assets of the Master Trust present the investment in synthetic GICs at fair value, along with the amount necessary to adjust the investment from fair value to contract value. Contract value is the relevant measurement attribute for that portion of the net assets attributable to fully benefit-responsive investment contracts, as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plans. The Master Trust’s interest in the contracts represents the maximum potential credit loss from concentrations of credit risk associated with its investment.

The synthetic GICs provide for the payment of a fixed rate of interest for a specified period of time. The underlying assets are owned by the Master Trust. Under the contracts, realized and unrealized gains and losses on the underlying assets are not reflected immediately in net assets. Rather, the gains and losses are amortized, usually over time to maturity or the duration of the underlying investments, through adjustments to future interest crediting rates. These adjustments generally result in contract value, over time, converging with the market value of the underlying assets. Factors impacting future interest crediting rates include the current yield, duration and the existing difference between market and contract value of the underlying assets. Interest crediting rates, which cannot be less than 0%, are generally reset quarterly. The issuers of the synthetic GICs guarantee that all qualified participant withdrawals occur at contract value.

The average yield earned on synthetic GICs as of December 31, 2009 and 2008, based on actual earnings, was 3.46% and 7.04%, respectively. The average yield earned on synthetic GICs as of December 31, 2009 and 2008, based on the interest rate credited to participants, was 2.51% and 2.79%, respectively.

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

5.	MASTER TRUST (continued)

Certain events may limit the ability of the Plans to transact at contract value with the issuer. Such events  include (i)  amendments  to  Plan  documents   or  the   Plans’   administration (including complete or partial plan termination or merger with another plan); (ii) changes to the Plans’ prohibition on competing investment options or deletion of equity wash provisions; (iii) the failure of the Plans or the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (iv) bankruptcy of the Plan sponsor or other plan sponsor event (for example, divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plans; and (v) the delivery of any communication to plan participants designed to influence a participant not to invest in the investment option. At this time, the Plan sponsor does not believe that the occurrence of any such event, which would limit the Plans’ ability to transact at contract value with participants, is probable.

Contract termination occurs whenever the contract value or market value reaches zero or upon certain events of default. If the contract terminates due to an issuer default or if the market value of the underlying portfolio reaches zero, the issuer will generally be required to pay any excess contract value at the date of termination. If the Plans default in their obligation under the agreements and the default is not cured within the time permitted, the Plans will receive the market value as of the date of termination. Contract termination also may occur by either party upon election and notice.

Certain Master Trust investments include American Depositary Shares of BP p.l.c. (“BP ADSs”). Transactions in BP ADSs are party-in-interest transactions under the provisions of ERISA. Purchases and sales of BP ADSs during 2009 amounted to $560 million and $650 million, respectively.

As of December 31, 2009 and 2008, the Plans’ percentage interest in the Master Trust was as follows:

	December 31
	2009	2008

ESP	98.35%	98.43%
CAP	1.46	1.32
PSP	.16	.21
DSP	.03	.04

	100.00%	100.00%

The Plans do not have an undivided interest in the investments held in the Master Trust since each plan’s interest is based on the account balances of the participants and their elected investment options. Each plan’s beneficial interest in the underlying investment options does not vary significantly from each plan’s beneficial interest in the total net assets of the Master Trust.

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

5.	MASTER TRUST (continued)

The net assets of the Master Trust as of December 31, 2009 and 2008, and changes in net assets of the Master Trust for the year ended December 31, 2009 are as follows:

NET ASSETS
thousands of dollars

	December 31,
	2009	2008
Investments at fair value:
BP ADSs	$2,453,191	$2,035,067
Registered investment companies	2,652,949	2,669,346
Common/collective trust funds	1,525,241	958,262
Money market and short-term investment funds	1,108,510	810,416
Synthetic guaranteed investment contracts:
Wrap contracts	158	572
Common/collective trust funds	407,193	430,279
US Treasury notes	18,335	15,771
Corporate bonds	103,274	100,501

Total investments, at fair value	8,268,851	7,020,214

Cash	90	-

Receivables:
Dividends and interest	1,563	2,180
Securities sold	2,733	-

Total assets	8,273,237	7,022,394

Accrued liabilities:
Fees and expenses	485	530

Total liabilities	485	530

Net assets reflecting investments at fair value	8,272,752	7,021,864

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	11,525	57,017

Net assets	$8,284,277	$7,078,881

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

5.	MASTER TRUST (continued)

CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2009
thousands of dollars

Additions of assets attributed to:
Transfer of assets from participating plans:
Participant contributions	$287,909
Rollover contributions	163,598
Company contributions	180,555
Loan repayments	47,669
Net realized and unrealized appreciation in fair value of investments:
BP ADSs	508,132
Registered investment companies	703,809
Common/collective trust funds	241,439
Interest and dividends	221,566
Other income	181

Total additions	2,354,858

Deductions of assets attributed to:
Transfer of assets to participating plans:
Distributions to participants	1,094,092
Loans to participants	52,499
Administrative expenses	697
Fund management fees	1,315
Transfer of assets to other BP affiliated savings plans	859

Total deductions	1,149,462

Net increase in assets during the year	1,205,396

Net assets:

Beginning of year	7,078,881

End of year	$8,284,277

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

6.	FAIR VALUE MEASUREMENTS

ASC Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below.

Level 1 inputs are observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are observable market-based inputs or unobservable inputs that are corroborated by market data. These are inputs other than quoted prices in active markets included within Level 1, which are either directly or indirectly observable at the reporting date.

Level 3 inputs are unobservable inputs that are not corroborated by market data, and may be used with internally developed methodologies that result in management’s best estimate of fair value.

In measuring fair value, the Plans and the Master Trust use valuation techniques that maximize the use of observable inputs. The valuation techniques used by the Plans or Master Trust are summarized as follows:

BP ADSs. BP ADSs are valued at the quoted closing price reported by the New York Stock Exchange.

Registered Investment Companies. Registered investment companies (mutual funds) are valued using the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

Common/Collective Trust Funds. Common/collective trust funds are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding.

Money market and Short-term Investment Funds. Money market and short-term investment funds are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding.

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

6.	FAIR VALUE MEASUREMENTS

Synthetic Guaranteed Investment Contracts. The fair value of wrap contracts is determined using the replacement cost method which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged discounted by the prevailing interpolated swap rate as of period end. Corporate bonds and government obligations are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable.

Participant loans. Participant loans are valued by the Plans at their outstanding balances, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments carried at fair value are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities within the levels of the fair value hierarchy.

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

6.	FAIR VALUE MEASUREMENTS (continued)

The following table presents, by level within the fair value hierarchy, the fair value of the investments held by the Master Trust as of December 31, 2009 (in thousands):

	Prices in Active Markets for Identical Assets (Level 1)	Observable (Level 2)	Unobservable (Level 3)	Total

BP ADSs	$2,453,191	$-	$-	$2,453,191
Registered investment companies:		-	-
US equity funds			-
Large cap	820,876	-	-	820,876
Mid cap	278,616	-	-	278,616
Small cap	122,303	-	-	122,303
Specialty	167,025	-	-	167,025
Non-US equity funds	583,104	-	-	583,104
US fixed income funds	484,938	-	-	484,938
Non-US fixed income funds	47,215	-	-	47,215
Hybrid funds	148,872	-	-	148,872
Common/collective trust funds:
US equity funds
Large cap*	-	546,884	-	546,884
Mid cap	-	66,085	-	66,085
Small cap	-	99,963	-	99,963
Non-US equity funds*	-	145,325	-	145,325
US fixed income funds*	-	184,585	-	184,585
Non-US fixed income funds	-	15,641		15,641
Target date funds	-	466,758	-	466,758
Money market and short-term investment funds	537,209	571,301	-	1,108,510
Synthetic guaranteed investment contracts:
Wrap contracts	-	-	158	158
Common/collective trust funds US fixed income funds	-	407,193	-	407,193
US Treasury notes	-	18,335	-	18,335
Corporate bonds	-	103,274	-	103,274

Total	$5,643,349	$2,625,344	$158	$8,268,851

* For company-initiated transactions, there are restrictions on withdrawal amounts from funds that participate in certain securities lending programs. These monthly withdrawal restrictions range from 4% of the investment balance (or accumulate 4% monthly) to the greater of 15% or $1 million subject to the agreement of the investment manager. There are no redemption restrictions for participant-directed activity.

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

6.	FAIR VALUE MEASUREMENTS (continued)

The following table presents, by level within the fair value hierarchy, the fair value of the investments held by the Master Trust as of December 31, 2008 (in thousands):

	Prices in Active Markets for Identical Assets (Level 1)	Observable (Level 2)	Unobservable (Level 3)	Total

BP ADSs	$2,035,067	$-	$-	$2,035,067
Registered investment companies	2,669,346	-	-	2,669,346
Common/collective trust funds	-	958,262	-	958,262
Money market and short-term investment funds	238,289	572,127	-	810,416
Synthetic guaranteed investment contracts:
Wrap contracts	-	-	572	572
Common/collective trust funds	-	430,279	-	430,279
US Treasury notes	-	15,771	-	15,771
Corporate bonds	-	100,501	-	100,501

Total	$4,942,702	$2,076,940	$572	$7,020,214

The following table presents the changes in the financial assets included in Level 3 for the years ended December 31, 2009 and 2008 (in thousands):

	Wrap Contracts
	2009	2008

Balance at beginning of year	$572	$-
Unrealized (loss) gain	(414)	572

Balance at end of year	$158	$572

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

6.	FAIR VALUE MEASUREMENTS (continued)

Participant loans held by the Plans are classified as Level 3 in the fair value hierarchy. The tables below set forth a summary of changes in the fair value of the participant loans for the years ended December 31, 2009 and 2008 (in thousands):

	ESP	CAP	PSP

Balance at January 1, 2009	$88,726	$8,026	$775
Transfer to BP Solar Employee Savings Plan	(1)	-	-
Issuances and settlements (net)	4,726	271	(594)

Balance at December 31, 2009	$93,451	$8,297	$181

	ESP	CAP	PSP

Balance at January 1, 2008	$90,361	$7,837	$911
Transfer to BP Solar Employee Savings Plan	(1,101)	-	-
Issuances and settlements (net)	(534)	189	(136)

Balance at December 31, 2008	$88,726	$8,026	$775

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the Plans’ net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	ESP	CAP	PSP	DSP
December 31, 2009

Net assets available for benefits as stated in the financial statements	$8,240,710	$129,060	$13,436	$2,653
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(11,494)	(5)	(15)	(11)

Net assets available for benefits as stated in the Form 5500	$8,229,216	$129,055	$13,421	$2,642

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

NOTES TO FINANCIAL STATEMENTS (continued)

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (continued)

	ESP	CAP	PSP	DSP
December 31, 2008

Net assets available for benefits as stated in the financial statements	$7,056,207	$101,383	$15,370	$3,192
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(56,823)	(23)	(114)	(57)

Net assets available for benefits as stated in the Form 5500	$6,999,384	$101,360	$15,256	$3,135

The following is a reconciliation of the Plans’ net change in net assets per the financial statements to the Form 5500 (in thousands):

	ESP	CAP	PSP	DSP
Year Ended December 31, 2009

Net increase (decrease) in net assets as stated in the financial statements	$1,184,503	$27,677	$(1,934)	$(539)

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2009	(11,494)	(5)	(15)	(11)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2008	56,823	23	114	57

Net increase (decrease) in net assets as stated in the Form 5500	$1,229,832	$27,695	$(1,835)	$(493)

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

EIN 36-1812780

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of Issue, Borrower, Lessor, Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, Maturity Value	Cost	Current Value

BP Employee Savings Plan
(Plan No.001)
* Participant loans	4.25% - 10.50%	N/A	$93,450,610

BP Capital Accumulation Plan
(Plan No. 059)
* Participant loans	3.25% - 9.50%	N/A	$8,297,217

BP Partnership Savings Plan
(Plan No. 051)
* Participant loans	4.25% - 9.25%	N/A	$180,506

* Indicates party-in-interest

EIN 36-1812780

BP SELECTED EMPLOYEE SAVINGS PLANS
__________________________

 Schedule H Line 4a – Schedule of Delinquent Participant Contributions

December 31, 2009

BP Employee Savings Plan (Plan No.001)

Participant Contributions Transferred Late to Plan: $512,486.20	Total that Constitute Nonexempt Prohibited Transactions: $512,486.20			Total Fully corrected Under VFCP and PTE 2002-51: $ -
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected: $2,250.63	Contributions Corrected Outside VFCP: $510,235.57	Contributions Pending correction in VFCP: $ -

BP Capital Accumulation Plan (Plan No. 059)

Participant Contributions Transferred Late to Plan: $1,196.94	Total that Constitute Nonexempt Prohibited Transactions: $1,196.94			Total Fully corrected Under VFCP and PTE 2002-51: $ -
Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected: $ -	Contributions Corrected Outside VFCP: $1,196.94	Contributions Pending correction in VFCP: $ -

BP Partnership Savings Plan (Plan No. 051)

Participant Contributions Transferred Late to Plan: $791.18	Total that Constitute Nonexempt Prohibited Transactions: $791.18			Total Fully corrected Under VFCP and PTE 2002-51: $ -
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected: $ -	Contributions Corrected Outside VFCP: $791.18	Contributions Pending correction in VFCP: $ -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the respective employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

BP EMPLOYEE SAVINGS PLAN

By Plan Administrator

Date: June 16, 2010	/s/ Richard J. Dorazil
Richard J. Dorazil
Vice President – HR Total Reward
Western Hemisphere
BP Corporation North America Inc.

BP CAPITAL ACCUMULATION PLAN

By Plan Administrator

Date: June 16, 2010	/s/ Richard J. Dorazil
Richard J. Dorazil
Vice President – HR Total Reward
Western Hemisphere
BP Corporation North America Inc.

BP PARTNERSHIP SAVINGS PLAN

By Plan Administrator

Date: June 16, 2010	/s/ Richard J. Dorazil
Richard J. Dorazil
Vice President – HR Total Reward
Western Hemisphere
BP Corporation North America Inc.

BP DIRECTSAVE PLAN

By Plan Administrator

Date: June 16, 2010	/s/ Richard J. Dorazil
Richard J. Dorazil
Vice President – HR Total Reward
Western Hemisphere
BP Corporation North America Inc.

BP SELECTED EMPLOYEE SAVINGS PLANS
_______________________

EXHIBITS

Exhibit No.	Description

23(a)	Consent of Independent Registered Public Accounting Firm

23(b)	Consent of Independent Registered Public Accounting Firm

23(c)	Consent of Independent Registered Public Accounting Firm

23(d)	Consent of Independent Registered Public Accounting Firm